SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Notice of Ordinary General Shareholders’ Meeting.

2.	Proposals of the Board Of Directors Concerning the Issues to be Discussed at the Ordinary Shareholders’ Meeting.

3.	Minutes of Audit Committee Meeting No. 122

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 20, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders Meeting summoned for April 23, 2013

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 296 (second part) held on March 18, 2013.

We hereby attach:

a)	The Notice of Summons of the Shareholders Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

c)	The Minutes of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to the issues of its competition.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on April 23, 2013, at 10:00 a.m. on a first call, at the corporate offices at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following Agenda:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2)	Review the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of Comision Nacional de Valores and the Listing Regulations of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-fourth fiscal year ended on December 31, 2012 (‘Fiscal Year 2012’).

3)	Analysis of the allocation of Retained Earnings as of December 31, 2012 (P$ 3,055 million). The Board of Directors proposes the allocation of: (i) P$ 153 million to the Legal Reserve; (ii) P$ 351 million to ‘Special Reserve for the adoption of IFRS/NIIF’ (CNV Resolution N° 609/12); (iii) P$ 1,000 million to ‘Reserve for Future Cash Dividends’; (iv) P$ 1,200 million to ‘Voluntary Reserve for Future Capital Operations’; (v) P$ 351 million to ‘Voluntary Reserve for Future Investments’. Delegation of powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

4)	Performance review of the members of the Board of Directors and Supervisory Committee from April 27, 2012 to the date of this Shareholders’ Meeting.

5)	Review of Board of Directors’ compensation for the services rendered during Fiscal Year 2012 (from the Shareholders’ Meeting of April 27, 2012 to the date of this meeting). Proposal to pay the aggregate amount of P$ 8,500,000.-, which represents 0.29% of ‘accountable earnings’, calculated under section 2 of Chapter III of the Rules of Comision Nacional de Valores.

6)	Determination of the number of Directors and alternate Directors who will serve from the date of this Shareholders’ Meeting for three fiscal years.

7)	Election of such Directors.

8)	Election of such alternate Directors.

9)	Authorize the Board of Directors to make advance payments of fees for up to P$ 9,000,000.- to those Directors acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

10)	Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2012 (as from the Shareholders’ Meeting of April 27, 2012 through the date of this meeting). Proposal to pay the aggregate amount of P$ 2,436,925.-

11)	Decide the number of members and alternate members of the Supervisory Committee for Fiscal Year 2013.

12)	Election of members of the Supervisory Committee.

13)	Election of alternate members of the Supervisory Committee.

14)	Authorize the Board of Directors to make advance payments of fees of up to P$ 2,436,925.-, to those Supervisory Committee members acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

15)	Appointment of independent auditors for Fiscal Year 2013 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2012.

16)	Review of the Audit Committee’s budget for Fiscal Year 2013.

THE BOARD OF DIRECTORS

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is April 17, 2013, at 5 p.m.

Note 2: The documents to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate in the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, to be able to cast a vote in divergent manner.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO BE DISCUSSED AT THE ORDINARY SHAREHOLDERS’ MEETING.

First item: It is proposed to the Shareholders´ Meeting to delegate to the Chairman of the Board of Directors the authority to appoint two shareholders (or their representatives) to approve and sign the Minutes.

Second item: It is proposed to the Shareholders´ Meeting to approve the documents related to Fiscal Year 2012 (Annual Report and attached report on the Code of Corporate Governance, Summary Report, Report under section 68 of the Buenos Aires Stock Exchange Listing Rules, the Financial Statements with all Tables, Notes and Exhibits thereof, the Report of the Supervisory Committee, the Annual Report submitted by the Audit Committee and any other document for the fiscal year, including the English documents requested by the Securities & Exchange Commission), as the same were approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively in the scope of their competence.

Third item: The Board of Directors proposal related to the Retained Earnings of Fiscal Year ended December 31, 2012 (P$ 3,055 million) is as follows:

Million of Pesos
Retained Earnings as of December 31, 2012	3.055
To Legal Reserve	(153)
To Special Reserve for the adoption of IFRS/NIIF (CNV Resolution N° 609/12)	(351)
To Reserve for Future Cash Dividends	(1.000)
To Voluntary Reserve for Future Capital Operations	(1.200)
To Voluntary Reserve for Future Investments	(351)
To New Fiscal Year	—

It is proposed that the Shareholders’ Meeting delegates powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

Fourth item: No proposal is submitted on this item. The Shareholders’ Meeting shall review the performance by the members of the Board of Directors and the Supervisory Committee from April 27, 2012 to the date of the Meeting.

Fifth item: It is proposed to the Shareholders´ Meeting to approve the fees payable to the Board of Directors for the services rendered during Fiscal Year 2012 (from the Shareholders’ Meeting of April 27, 2012 to the date of the Meeting (April 23, 2013)), in the aggregate amount of P$ 8,500,000.- (such amount represents 0.29% of accountable earnings determined according to section 2 of Chapter III of the Rules of Comision Nacional de Valores), delegating to the Board of Directors the authority to distribute such amount in the manner it may deem convenient.

Sixth item: No proposal is submitted on this item. Shareholders are informed that the company’s bylaws provide that the Board of Directors is to be formed by no less than three and no more than eleven members of the Board of Directors and a term of office of three fiscal years. The shareholders must designate the same or a lesser number of alternate members for the same term in order to fill any vacant member position which may arise and as elected at the Shareholders’ Meeting.

Seventh and eighth items: The Board of Directors abstains from submitting a proposal in connection with the number of Directors and the candidates to be appointed as Directors and alternate Directors. Shareholders are informed, that all shareholders who propose candidates to serve on the Board of Directors must inform the Shareholders’ Meeting if they qualify as ‘independent’ or ‘non-independent’ under the Rules of Comisión Nacional de Valores.

Ninth item: It is proposed to the Shareholders´ Meeting to authorize the Board of Directors to make advance payments of fees for up to P$ 9,000,000.- to those Directors acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of fiscal year 2013 and contingent upon the decision passed at such Meeting). Furthermore, it is proposed that the Board of Directors should be authorized to increase such amount in the event of inflation.

Tenth item: It is proposed to the Shareholders´ Meeting to approve a total compensation of P$ 2,436,925.– for the Supervisory Committee members acting during Fiscal Year 2012 (from the Meeting of April 27, 2012 until the Meeting of April 23, 2013) to be equally distributed among the five members.

Eleventh item: No proposal is submitted on this item. Shareholders are informed that the company’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, in the number and as elected at the Shareholders’ Meeting.

Twelfth and thirteenth item: The Board of Directors abstains from submitting a proposal in respect of the candidates to be appointed as members and alternate members of the Supervisory Committee. Shareholders who shall propose candidates to serve on the Supervisory Committee are reminded of the requirement to inform the Shareholders’ Meeting if the candidates are “independent” and that article 79 of the Law 26,831 provide: “In company´s under public offer on shares or notes, all the members of the Supervisory Committee shall be qualify as “independent”.

Fourteenth item: It is proposed to the Shareholders´ Meeting to authorize the Board of Directors to make advance payments of fees for up to P$2,436,925.- to those members of the Supervisory Committee acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of fiscal year 2013) with the authority to increase such amount in the event of inflation.

Fiftheenth item: It is proposed to the Shareholders´ Meeting to appoint, as Independent Auditors of the Company for Fiscal Year 2013, the accounting firm “Price Waterhouse&Co. S.R.L.” which acted in such capacity in the previous fiscal year. Upon approval of such proposal, Alejandro Pablo Frechou would act as regular certifying accountant and Carlos Nestor Martinez as his alternate. Furthermore, it is proposed that the Independent Auditors’ compensation be set by the Shareholders’ Meeting that reviews Fiscal Year 2013 documents, and delegate to the Audit Committee the authority to determine the manner in which the services shall be provided and to make advance fee payments. It is proposed that total compensation for the audit services rendered by the Independent Auditors during Fiscal Year 2012 be set in the amount of P$ 5,250,000.- (without VAT), P$ 2,650,000 of which correspond to the audit of the financial statements and P$ 2,600,000.- to the audit tasks related to certification under section 404 of the Sarbanes Oxley Act.

Sixteenth item: It is proposed to the Shareholders´ Meeting that, according to the estimate made by the Audit Committee, the budget for the operation of such Committee during Fiscal Year 2013 be set at P$ 1,500,000.-

MINUTES OF

AUDIT COMMITTEE MEETING No. 122

PARTICIPATING MEMBERS:	Esteban Macek, Enrique Garrido and Norberto Berner

SECRETARY:	Ricardo Luttini

EXTERNAL ADVISOR:	Carlos Fernandez Funes

DATE OF MEETING:	March 12, 2013

RELEVANT PART:

............................................................

............................................................

OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of the Company, at its meeting No. 295 held last February 27, decided to request that the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Exchange Act, issue an opinion on the proposals that the Board of Directors intends to submit for consideration to the Annual Ordinary General Meeting of Shareholders.

The proposals submitted are included below:

1) The proposal to allocate the aggregate compensation of P$8,500,000 to the members of the Board of Directors serving during Fiscal Year 2012 (from April 27, 2012 through the date of the Shareholders’ Meeting that would consider their compensation) and to delegate to the Board of Directors the power to distribute such amount among its members.

This amount represents 0.29% of Fiscal Year 2012 ‘accountable earnings’ calculated according to sections 2 and 3 of Chapter III of the Rules of Comision Nacional de Valores.

In addition, it was proposed that the Board of Directors should be authorized to make advance payments of up to Nine million Pesos (P$ 9,000,000.) to those directors who shall render services during fiscal year 2013 (from the date of the shareholders’ meeting that considers this matter through the date of the meeting that reviews fiscal year 2013 documents), always contingent upon the decision of the Shareholders’ Meeting that considers the financial statements of such fiscal year, authorizing the Board of Directors to increase such amount in the event of inflation.

2) The proposal to pay to Price Waterhouse & Co. S.R.L., for its services as Independent Auditors of Telecom Argentina financial statements for fiscal year 2012, the amount of P$ 5,250,000.- without VAT, of which P$ 2,650,000.- correspond to fees for financial statements audit tasks and P$ 2,600,000 to audit tasks related to certification under Section 404 of Sarbanes Oxley Act.

3) The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors to the financial statements for the fiscal year ending on December 31, 2013, where Alejandro Pablo Frechou would act as the regular certifying accountant and Carlos Nestor Martinez as his alternate.

The Audit Committee was also requested to inform the Shareholders on the amount of expenses assigned to its operation and training during Fiscal Year 2012 and assess the funds it considers necessary to carry out its duties during Fiscal Year 2012 in order to request budget approval.

1)	Opinion on the Proposal of Fees Payable to the members of the Board of Directors acting in fiscal year 2012 and advance payments to those who shall serve in 2013

The Board of Directors submitted to the Audit Committee’s prior opinion the proposal that it would submit to the Shareholders’ Meeting to assign to the directors acting in Fiscal Year 2012 (from April 27, 2012 until the date of the meeting that reviews their compensation) the aggregate compensation of P$ 8,500,000.- and proposed that the Shareholders’ Meeting should delegate to the Board the authority to distribute such amount among its members.

In order to evaluate such proposal, the members of the Audit Committee considered the following:

a)	the number of members of the Board of Directors, their roles, responsibilities and dedication;

b)	the members of the Board of Directors should participate in several committees (Audit Committee, Regulatory Compliance Committee, Steering Committee) which demand professionalism, many hours of work and great responsibility;

c)	consistency of this proposal with those proposals submitted in previous fiscal years;

d)	the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores in relation to remunerations paid to directors of other companies similar to Telecom Argentina during the last fiscal year reported by such companies. From such survey it arises that the fees proposed for Telecom Argentina directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom itself in previous years;

e)	the total amount of fees proposed represent a small percentage of accountable earnings for fiscal year 2012, calculated according to CNV Rules.

Based on the above, it arises that the total remuneration of P$ 8,500,000 proposed by the Board of Directors for directors acting during fiscal year 2012 from April 27, 2012 through the date of the Shareholders’ Meeting reviewing its compensation is “reasonable” under the terms of sections 2 and 3 of Chapter III of the Rules of the Comision Nacional de Valores, taking into account the number, the responsibilities, representation, technical tasks as members of several Board committees, dedication, competence and professional reputation of directors and the market value of their services, and it does not infringe any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during fiscal year 2013 for up to Nine million Pesos (P$ 9,000,000) and to increase such amount in the event of inflation, contingent upon the decision of the Shareholders’ Meeting that reviews the documents for such fiscal year.

2)	Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2012

The Board of Directors requested our opinion on the proposal to be submitted to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2012. The proposal to be submitted at the Shareholders’ Meeting provides for the payment of Five million two hundred and fifty thousand Pesos (P$ 5,250,000.-) without VAT, of which Two million six hundred and fifty thousand Pesos (P$ 2,650,000) correspond to the financial statement audit tasks and two million six hundred thousand (P$2,600,000) to the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee considers that the amount of Two million six hundred and fifty thousand Pesos (P$ 2,650,000) that the Board of Directors would propose to the Shareholders’ Meeting as compensation for the financial statements audit tasks performed by the Independent Auditors during fiscal year 2012 is reasonable and consistent with the importance, magnitude and quality of the tasks performed and is within the range of the fees approved by other listed companies similar to Telecom Argentina.

Likewise, taking into account the task complexity and the specialization required for the Independent Auditors to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of Two million six hundred thousand Pesos (P$ 2,600,000) that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for the audit tasks performed is also deemed reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2013

As it appears from Board Minutes No 295, the Board of Directors will propose to the Annual Ordinary Shareholders’ Meeting the designation of the Accounting Firm Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements for fiscal year 2013, where Alejandro Frechou will act as the regular certifying Accountant and Carlos Nestor Martinez will act as his alternate.

The Audit Committee discussed the firm’s background and its performance in previous fiscal years and resolved unanimously to pass to the Board of Directors a favorable opinion on its proposal to designate Price as Independent Auditors for fiscal year 2013, for the same reasons shown in reports related to previous fiscal years.

4)	Audit Committee expenses – 2012 Report and 2013 Budget

The Board of Directors requested the Audit Committee to report the expenses incurred in fiscal year 2012 in operation and training activities, and to estimate the amount that it considers necessary to carry on activities in 2013, in order to inform the Shareholders and request their approval of the relevant budget.

Mr. Luttini submitted a report on the expenses incurred by the Committee from May 2012 through April 2013, segregating those actually incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in this report which shows aggregate expenses of P$ 632,084 for such period.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to the effective performance of its tasks and responsibilities, as well as the general evolution of expenses, the members of the Audit Committee resolved to request that the Shareholders’ Meeting approve an operating budget of One million Five hundred thousand Pesos (P$ 1,500,000) for fiscal year 2013.

A copy of such report was included in the supporting and background folder of the matters considered by the Committee.

Esteban Macek

Audit Committee

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 20, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman